UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORPORATION

90 Kifissias Avenue
Maroussi 15125
Athens, Greece

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Item 8.01             Other Events

On July 20, 2011, Nautilus Marine Acquisition Corporation (the “Company”) consummated its initial public offering (“IPO”) of 4,800,000 Units (“Units”), each Unit consisting of one share of common stock, $.0001 par value per share (“Common Stock”), and a Warrant (“Warrants”) to purchase one share of Common Stock, pursuant to the registration statement on Form F-1 (File No. 333-174634) (“Registration Statement”). The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $48,000,000.

Prior to the consummation of the IPO, the Company completed a private placement (the “Private Placement”) of an aggregate of 3,108,000 warrants to certain initial holders, generating gross proceeds of $2,331,000.

The Placement Warrants are substantially similar to the Warrants, except that if held by the original holder or their permitted assigns, they (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption and (iii) subject to certain limited exceptions, will be subject to transfer restrictions until 30 days following the consummation of the Company’s initial business transaction.  If the Placement Warrants are held by holders other than the initial holders or permitted transferees of the initial holders, the Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

A total of $48,480,000 of the net proceeds from the IPO and the Private Placement were placed in a trust account established for the benefit of the Company’s public stockholders.  An audited balance sheet as of July 26, 2011 reflecting receipt of the proceeds upon consummation of the IPO and the Private Placement has been issued by the Company and is included as Exhibit 99.1 to this Current Report on Form 6-K.   A copy of the press release issued by the Company announcing the closing of the IPO is included as Exhibit 99.2 to this Current Report on Form 6-K.

Exhibit Number	Description
99.1	Audited Balance Sheet
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   July 26, 2011
NAUTILUS MARINE ACQUISITION CORPORATION

By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: Chief Executive Officer